Filed Pursuant to Rule 433

Registration No. 333-187350

Final Term Sheet

March 5, 2014

U.S.$ 2,500,000,000

AT&T Inc.

U.S.$1,100,000,000 2.300% GLOBAL NOTES DUE 2019

U.S.$1,000,000,000 3.900% GLOBAL NOTES DUE 2024

U.S.$400,000,000 FLOATING RATE GLOBAL NOTES DUE 2019

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:

2.300% Global Notes due 2019 (the “2019 Notes”)

3.900% Global Notes due 2024 (the “2024 Notes” and, together with the 2019 Notes, the “Fixed Rate Notes”)

Floating Rate Global Notes due 2019 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”)

TRADE DATE:	March 5, 2014

SETTLEMENT DATE (T+3):	March 10, 2014

MATURITY DATE:	March 11, 2019, at par, for the 2019 Notes March 11, 2024, at par, for the 2024 Notes March 11, 2019, at par, for the Floating Rate Notes

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$1,100,000,000 for the 2019 Notes $1,000,000,000 for the 2024 Notes $400,000,000 for the Floating Rate Notes

PRICE TO PUBLIC (ISSUE PRICE):	99.995% for the 2019 Notes 99.696% for the 2024 Notes 100.000% for the Floating Rate Notes

GROSS SPREAD:	0.300% for the 2019 Notes 0.400% for the 2024 Notes 0.300% for the Floating Rate Notes

PRICE TO AT&T:	99.695% for the 2019 Notes 99.296% for the 2024 Notes 99.700% for the Floating Rate Notes

NET PROCEEDS:	$1,096,645,000 for the 2019 Notes $992,960,000 for the 2024 Notes $398,800,000 for the Floating Rate Notes

USE OF PROCEEDS:	General corporate purposes, including pending spectrum and wireless acquisitions

UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriters to reimburse $950,000 of AT&T’s expenses

INTEREST RATE:	2.300% per annum for the 2019 Notes 3.900% per annum for the 2024 Notes Applicable LIBOR Rate plus 67 basis points for the Floating Rate Notes

INTEREST PAYMENT DATES:

Semiannually on each March 11 and September 11, commencing on September 11, 2014 for the 2019 Notes

Semiannually on each March 11 and September 11, commencing on September 11, 2014 for the 2024 Notes

Quarterly on each March 11, June 11, September 11 and December 11, commencing June 11, 2014 for the Floating Rate Notes; provided however, that, with respect to the Floating Rate Notes, if any such interest payment date would fall on a day that is not a LIBOR business day, other than the interest payment date that is also the date of maturity, that interest payment date will be postponed to the next succeeding LIBOR business day, unless the next succeeding LIBOR business day is in the next succeeding calendar month, in which case such interest payment date shall be the immediately preceding LIBOR business day; and provided further, that if the date of maturity is not a LIBOR business day, payment of principal and interest will be made on the next succeeding business day and no interest will accrue for the period from and after such date of maturity

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter

OPTIONAL REDEMPTION:

At any time in whole or from time to time in part, at a make-whole call equal to the greater of (i) 100% of the principal amount of the 2019 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 15 basis points

At any time prior to December 11, 2023, in whole or from time to time in part, at a make-whole call equal to the greater of (i) 100% of the principal amount of the 2024 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 20 basis points. At any time on or after December 11, 2023, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed

With respect to the Floating Rate Notes, none

REDEMPTION FOR CHANGES IN TAX LAW:	In whole, but not in part, if AT&T becomes obligated, or if there is a substantial probability that AT&T will become obligated, to pay additional amounts to holders of the Notes as a result of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed together with interest accrued thereon to the date fixed for redemption

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture

RATINGS:	Moody’s: A3 (Stable), S&P: A- (Stable), Fitch: A (Negative)

JOINT BOOKRUNNERS:	Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC

CUSIP NUMBER:	00206R CC4 for the 2019 Notes 00206R CE0 for the 2024 Notes 00206R CD2 for the Floating Rate Notes

ISIN NUMBER:	US00206RCC43 for the 2019 Notes US00206RCE09 for the 2024 Notes US00206RCD26 for the Floating Rate Notes

REFERENCE DOCUMENT:	Prospectus Supplement, dated March 5, 2014; Prospectus, dated March 18, 2013

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING GOLDMAN, SACHS & CO. AT 1-866-471-2526 (TOLL FREE), MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AT 1-800-294-1322 (TOLL FREE) OR WELLS FARGO SECURITIES, LLC AT 1-800-326-5897 (TOLL FREE).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.